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Registration No. 333-    •

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Genesys S.A.
(Exact name of registrant as specified in its charter)

Republic of France (State or Other Jurisdiction of Incorporation or Organization)	N/A (I.R.S. Employer Identification Number)
954-980, avenue Jean Mermoz 34000 Montpellier France (Telephone: 33 4 99 13 27 67) (Address and Telephone Number of Registrant's Principal Executive Offices)
Rochelle Robertson Genesys Conferencing, Inc. 1861 Wiehle Ave. Reston, VA 20190 (Telephone: 1-703-736-7100) (Name, Address and Telephone Number of Agent For Service)

Copies to:
Andrew A. Bernstein Cleary Gottlieb Steen & Hamilton LLP 12, rue de Tilsitt Paris 75008 France

        Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of the Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)(2)	Proposed maximum aggregate offering price	Amount of registration fee

Ordinary Shares	55,084,745	$1.18	$64,999,999.10	$6,955

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on an assumed price of €1.00 per share, equal to the minimum price at which the shares may be issued under French law.

(2)
Based on an exchange rate of € 1.00 = U.S. $1.18.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 15, 2005

GENESYS S.A.

We are offering up to    •    ordinary shares in the form of ordinary shares or American depositary shares. We are offering the new ordinary shares by distributing warrants, free of charge, to our shareholders of record as of the close of business in Paris on     •    2006.

If you own ADSs:

•
You will receive one ADS warrant to purchase new ADSs for each ADS you own on the ADS record date, D, 2006.

•
You will need    •    ADS warrant[s] to purchase    •    new ADSs. Each ADS represents one-half of one share.

•
You may only subscribe for whole new shares in multiples of    •    .

•
You must deposit U.S.$    •    for each new ADS you purchase (equivalent to the share subscription price in euro at the exchange rate on     •    , 2006, adjusted to reflect the ADS/share ratio, plus an additional amount to provide for possible exchange rate fluctuations and to pay the fees and expenses of the ADS warrant agent). Mandatory currency exchange adjustments may require you to pay more than U.S.$    •    per new ADS before you receive your new ADSs.

•
If you decide not to buy any new ADSs, the ADS warrant agent will attempt to sell the underlying share warrants for you on or about     •    , 2006.

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You must exercise your ADS warrants before 5:00 p.m., New York Time, on    •    , 2006.

If you own ordinary shares:

•
You will receive one warrant to purchase new ordinary shares for each ordinary share you own on the share record date,    •    , 2006.

•
You will need    •    share warrant[s] to purchase    •    new ordinary shares.

•
You may only subscribe for whole new ADSs in multiples of    •    .

•
Each new ordinary share will cost you €    •    .

•
You must exercise your share warrants on or before 5:30 p.m., Paris Time, on    •    , 2006.

Listings:

•
Our ADSs are listed on the Nasdaq National Market under the ticker "GNSY". On December 14, 2005, the closing price of our ADSs on the Nasdaq National Market was U.S.$1.35 per ADS.

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ADS warrants will not be listed on any securities exchange and are not transferable. We expect that the new ADSs will be listed on the Nasdaq National Market.

•
Our ordinary shares are listed on Eurolist by Euronext. On December 14, 2005, the closing price of our ordinary shares on Eurolist by Euronext was €2.29 per share.

•
Warrants will be listed on Eurolist by Euronext from    •    , 2006 through    •    , 2006. We expect that the new ordinary shares will be listed on Eurolist by Euronext.

We will offer the new shares underlying any warrants that are not exercised by    •    , 2006 in an offering that will be made exclusively outside the United States. Any shares that are not sold in that offering will be purchased or subscribed by our principal lenders, subject to certain conditions described in this prospectus.

Investing in our ordinary shares or ADSs involves risks that you should carefully consider before investing. See "Risk Factors" beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to realize approximately €    •    (approximately US $65 million) from the offering of the ADSs and ordinary shares before deduction of fees and expenses, assuming that all warrants are exercised. The subscription price we will receive is €    •    per new ordinary share and €    •     (U.S.$    •    ) per new ADS.

We expect to deliver the ordinary shares and ADSs subscribed through the exercise of warrants on    •    , 2006.

Dated    •    , 2006

        You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ordinary shares and ADSs and seeking offers to buy ordinary shares and ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares or ADSs. In this prospectus "we," "us" and "our" refer to Genesys S.A. and its consolidated subsidiaries.

        Unless otherwise indicated, monetary amounts mentioned in the prospectus are in euro, and convenience translations of U.S. dollar amounts are provided using the November 30, 2005 Noon Buying Rate.

        This prospectus has not been and will not be submitted to the clearance procedures of the French Autorité des marchés financiers, or AMF, and accordingly may not be distributed to the public in France or used in connection with any offer to purchase or sell any of our shares to the public in France. For the purpose of the warrants offering in France and the listing of the new shares on Eurolist by Euronext, a prospectus in the French language has been prepared (consisting of (i) an annual report (document de référence), which was filed with the AMF on May 2, 2005 under no. D.05-0618, (ii) two updates to the annual report (actualisations du document de référence), which were filed with the AMF on August 10, 2005 and December 15, 2005 under nos. D.05-0618-A01, and 10.D.05-0618-A2, respectively, and (iii) a transaction note (note d'opération), which received visa no. 06-    •    dated    •    , 2006 from the AMF and includes a section describing certain risk factors relating to us and the offering (those risk factors are in all material respects identical to the risk factors presented in this prospectus).

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report on Form 20-F, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

  •
  projections or objectives relating to operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

  •
  statements about the future performance of the conferencing industry;

  •
  statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

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  statements of assumptions underlying such statements.

        Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward- looking statements. Such factors, some of which are discussed under "Risk Factors" beginning on page 9 of this prospectus, include but are not limited to:

  •
  uncertainties regarding the market for data conferencing and Web conferencing, and the pricing for these services;

  •
  the effects of technological change;

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  our ability to meet our debt service obligations and to obtain adequate sources of liquidity;

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  fluctuations in the value of our ordinary shares and ADSs; and

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  competition from telecommunications providers.

        We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

        Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them in light of new information or future developments, except as required by U.S. securities laws.

PROSPECTUS SUMMARY

        This summary highlights important information contained in this prospectus. However, it may not contain important information that you should consider before purchasing the securities we are offering. For a more complete understanding of the offering, you should read this entire document carefully, as well as the additional documents to which we refer.

Our Company

        We are a leading provider of integrated audio, Web and video conferencing services to thousands of companies worldwide. Our services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. Our flagship product, Genesys Meeting Center, provides single platform multimedia conferencing that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, we offer an extensive global presence and local support.

        We sell our services primarily through direct channels that allow us to develop personal relationships with our large enterprise customers and, in addition, through indirect channels based on distribution agreements. These distribution agreements allow us to leverage existing customer relationships of third parties so that we may better reach small and medium sized organizations and other large enterprises.

        We price our services primarily on a flat rate, usage basis in order to offer businesses a simple means to use our complete suite of multimedia services on an as-needed basis regardless of location and communication interface.

        Our primary technology platforms enable us to deliver separate, yet fully integrated, audio, Web and video conferencing services. They are based on proprietary capabilities that we have developed and acquired.

        We group our services into two categories of interactive group communications: Genesys Meeting Center and Genesys Event Service.

        We continually aim to improve our market position among the world's leading providers of multimedia conferencing and group collaboration services and applications.

        Our principal executive offices are located at "L'Acropole," 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France and our telephone number is +33 4 99 13 27 67.

SUMMARY OF THE WARRANTS OFFERING

Timetable for the Warrants Offering

Record date for determining holders of ADSs receiving ADS warrants	•, 2006
Record date for determining holders of shares receiving share warrants	•, 2006
Beginning of the period during which ADS warrant holders and share warrant holders can subscribe for new ADSs or new ordinary shares, as the case may be	•, 2006
Trading of share warrants expected to begin on Eurolist by Euronext	•, 2006
End of the period during which ADS warrant holders can subscribe for new ADSs	•, 2006
Trading of share warrants ends and end of the period during which share warrant holders can subscribe for new ordinary shares	•, 2006
New ordinary shares delivered (on or about)	•, 2006
Certificates for new ADSs mailed on or as soon as practicable after	•, 2006
General:
Warrants offering
We are offering • ordinary shares, in the form of ordinary shares or ADSs, to holders of our ordinary shares and ADSs. We are offering the shares by distributing to holders of our shares and ADSs, free of charge, warrants to subscribe for new shares or ADSs.
•
ADS holders on the ADS record date will receive one ADS warrant for each ADS they hold. • ADS warrant[s] give[s] [its][their] holder the right to purchase • ADSs, at a price of €• (approximately U.S.$•) per ADS, subject to adjustment for currency exchange rates as described below. Each ADS represents one-half of an ordinary share.
•
Each ordinary shareholder on the share record date will receive one warrant for each ordinary share it holds. • warrant[s] give[s] [its] [their] holder the right to purchase • ordinary shares, at a price of €• per share.
Use of Proceeds
Assuming the sale of all of the ordinary shares and ADSs offered by this prospectus at a subscription price of €• per share (or €• (approximately U.S.$•) per American Depositary Share), we will receive approximately €• million (approximately U.S.$65 million) before paying the expenses of this offering, which are estimated to be €•. The net proceeds of this offering will be used to repay a portion of our principal credit facility, to pay fees and expenses relating to the recapitalization described below, and for general corporate purposes. See "Use of Proceeds" on page 22.

Recapitalization
This offering is part of a recapitalization that will include the amendment and restatement of our principal credit facility, in addition to this offering and certain other transactions relating to our shares. As part of the recapitalization, and subject to certain conditions, a United Kingdom investment bank has made a commitment to us, and the financial institutions that are our principal creditors have agreed with such bank, that they or their affiliates will purchase any shares that are not subscribed through the exercise of warrants and that are not purchased in a subsequent offering that we will conduct outside the United States (the subsequent offering is not covered by this prospectus). If the purchase undertaking would result in such financial institutions collectively holding more than one-third of our outstanding shares (a threshold that could require the financial institutions to launch a mandatory tender offer for our company under French law), then those financial institutions will first purchase the maximum number of shares that will result in their remaining below the threshold, and their undertaking to purchase any remaining shares will be subject to approval of a reserved capital increase by our extraordinary general shareholders' meeting. These financial institutions have requested a waiver of the mandatory takeover requirement from the French financial markets authority, the Autorité des marchés financiers. The approval by our extraordinary general shareholders' meeting referred to above will be a condition to such waiver. See "The Recapitalization."
Holders of ADSs:
ADS warrants offering
Each ADS you hold of record on the ADS record date will entitle you to receive one ADS warrant. • ADS warrant[s] will entitle you to purchase • new ADSs (each ADS represents one-half of an ordinary share). The Bank of New York, as ADS warrant agent, will send to record holders of ADSs a non-transferable ADS warrant certificate indicating how many ADS warrants they own. We will only issue a whole number of new ordinary shares, so new ADSs can be subscribed only in multiples of two ADSs. The Bank of New York, as ADS depositary, will endeavor to sell the warrants representing any fractional entitlements to new ordinary shares and distribute the net proceeds, if any, of such sales pro rata to the holders of the ADS warrants entitled to them.
ADS record date	•, 2006.

ADS subscription price
The U.S. dollar equivalent of €•. In addition, subscribing ADS holders must pay the depositary's issuance fee of up to $.05 per new ADS and the depositary's expenses. Subscribing ADS holders must deposit $• per new ADS subscribed for, which represents the subscription price for one-half of one new ordinary share based on an exchange rate of $• per euro, plus an additional amount to cover possible currency exchange rate fluctuation, the depositary's issuance fee and expenses. If this amount deposited with the ADS warrant agent is insufficient to pay the share subscription price in euro on or about •, 2006 and the fees and expenses referred to above, the ADS warrant agent will pay the shortfall, which you will need to reimburse prior to your receiving any new ADSs. If the amount deposited with the ADS warrant agent is more than the final amount required to cover the subscription price and the fees and expenses referred to above, the ADS warrant agent will pay you the excess without interest. If you subscribe for new ADSs, you will bear the risk of all exchange rate fluctuations relating to the exercise of ADS warrants. See "The Warrants Offering—Offering to ADS Holders—ADS Subscription Price."
ADS warrants exercise period	From •, 2006 through 5:00 p.m., New York Time, on •, 2006.
Procedure for exercising ADS warrants
If you hold ADSs directly, you may exercise your ADS warrants by delivering a properly completed exercise form and full payment of the deposit amount for the new ADSs being purchased to the ADS warrant agent prior to 5:00 p.m., New York Time, on •, 2006. If you hold ADSs through The Depository Trust Company, you may exercise your ADS warrants by timely delivering to the ADS warrant agent completed subscription instructions through The Depository Trust Company's PSOP Function using the "agent subscriptions over PTS" procedure accompanied by payment in full of the deposit amount. If you hold ADSs through a broker or other intermediary, you should contact the intermediary if you wish to exercise your ADS warrants. We have provided more detailed instructions on how to exercise the ADS warrants under "The Warrant Offering" beginning with the section "Exercise of ADS Warrants."
Exercise of ADS warrants irrevocable	You may not revoke, cancel or otherwise modify the exercise of your ADS warrants once you have exercised them.

Unexercised ADS Warrants
If you do not exercise your ADS warrants, following the expiration of the exercise period for the ADS warrants, the ADS depositary will attempt to sell any share warrants underlying such ADS warrants at the prevailing market price at which the share warrants are then trading on Eurolist by Euronext. After the expiration of the share warrant exercise period, the net proceeds, if any, of such sale (after deducting fees of the ADS depositary) will be allocated on a pro rata basis to ADS warrants holders who have not exercised their ADS warrants. Neither we nor the ADS warrant agent guarantees that any such sale will be consummated or the amount of any net proceeds.
New ADSs
Your specific rights in the new ADSs and in the ordinary shares underlying the new ADSs are set out in a deposit agreement among us, The Bank of New York, as depositary, and the holders of ADSs. To understand the terms of the new ADSs, you should carefully read Item 12. "Description of Securities Other Than Equity Securities—American Depositary Shares" in our annual report on Form 20-F for the year ended December 31, 2004.
Listing	Our ADSs are listed on the Nasdaq National Market under the symbol "GNSY." ADS warrants will not be listed or quoted on any stock exchange or quotation system.
ADS warrant agent	The Bank of New York.
Delivery of ADRs
The Bank of New York will make ADRs evidencing new ADSs available to each holder who subscribes for new ADSs after it receives the new ordinary shares, which we expect to occur on or about •, 2006. The Bank of New York must receive any shortfall arising from the conversion of the deposit amount in U.S. dollars into euro before it will deliver the ADRs evidencing the new ADSs.
Holders of Shares:
Warrant offering
Each ordinary share you hold of record on the record date will entitle you to receive one ordinary share warrant. • ordinary share warrant[s] will entitle you to purchase • new ordinary shares. We will only issue a whole number of new ordinary shares [that is a multiple of • ordinary shares.]
Share record date	•, 2006.
Share ex-warrant date	•, 2006.
Share subscription price	€• per share.
Share warrants exercise period	From •, 2006 through 5:30 p.m. Paris time on •, 2006.

Procedure for exercising share warrants
You may exercise your share warrants by delivering a properly completed exercise form, and full payment of the share subscription price for the new ordinary shares being purchased, to the broker or custodian through which you hold your ordinary shares. Deposit in the mail does not constitute delivery. We have provided more detailed instructions on how to exercise the warrants under "The Warrants Offering" beginning with the section "—Exercise of Share Warrants."
Exercise of share warrants irrevocable	You may not revoke, cancel or otherwise modify the exercise of your warrants once you have exercised them.
Listing
Our ordinary shares are listed on Eurolist by Euronext. Share warrants will be listed on Eurolist by Euronext during the share warrants trading period specified below. Share warrants will not be listed or quoted on any stock exchange or quotation system in the United States.
Share warrants trading period	From •, 2006 through •, 2006.
Clearing systems identification number	The ISIN number for our ordinary shares is FR0000039554. The ISIN number for the share warrants is •.
Transferability
You may transfer all or any portion of your share warrants on Eurolist by Euronext. If you transfer or sell your share warrants, you will have no further right to purchase new ordinary shares in the share warrant offering with respect to the share warrants transferred or sold.
Delivery of new shares	New ordinary shares purchased by exercising share warrants will be delivered by book-entry credit to participants' accounts with Euroclear France on or about •, 2006.

RISK FACTORS

Risks Relating to Our Operations

A significant portion of our sales is made to a relatively limited number of large customers. The loss of one of these customers or our inability to obtain new customers would result in lower revenues.

        Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales and we expect that, for the foreseeable future, this will continue to be the case. For example, in 2004 our 10 largest customers accounted for approximately 28% of our revenues, with no single customer accounting for more than 10% of our revenues. One of our customers accounted for over 5% of our revenues in the first nine months of 2005, but we expect a significant decrease in revenues from this customer in 2006. This loss or the loss of one of our other large customers, if we were unable to attract new customers, would result in a decrease in our revenues. In addition, even if we are successful in attracting new customers, new customers may not use our services in the volumes of lost customers or may be charged less for our services.

If we are unable to keep up with rapid changes in technology, our products and services could become difficult to market.

        The market for our products and services is marked by rapid technological change, frequent new product introductions and technology enhancements, changes in client demands and evolving industry standards. New products and services, based on new or improved technologies or new industry standards, can render existing products and services outdated and difficult to market. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to interactive communication technology and to satisfy the increasingly sophisticated requirements of our clients. If we fail to do so, our products and services could become difficult to market, which would adversely affect our business, financial condition and results of operations.

        The process of developing our products and services is extremely complex and requires significant continuing development efforts. Any delays in developing and releasing enhanced or new products and services, or in keeping pace with continuous technological change, could harm our business, financial condition and results of operations.

        In particular, if we are unable to use Voice over Internet Protocol (VoIP) technology effectively, we may be at a competitive disadvantage. VoIP is the transmission of audio over the Internet and is less expensive than traditional telephone service. If our competitors are able to transmit audio utilizing VoIP more efficiently, at a higher sound quality or on a wider basis than ourselves, or if clients perceive that our competitors' audio services are as good as or better in quality than our services and we are not fully utilizing VoIP, we may lose business to our competitors and be at a competitive disadvantage in the pricing of our services, which could adversely affect our business, financial condition and results of operations.

Our services may be interrupted by technological problems, physical asset problems, natural disasters or terrorism, which may cause us to lose customers.

        We depend on the performance of our sophisticated infrastructure, based on proprietary and non-proprietary systems, to deliver services to our customers. This dependence will increase as we offer more complex data and Web-based services. Heavy usage of the systems or technological failures could cause delays or could cause the system to break down for a period of time. Although we have redundancy systems and perform regular maintenance with a view to minimizing the occurrences of technical failures, we cannot eliminate all risk of technical problems, which are likely to occur from time to time.

        We also depend on the performance of physical assets, some of which are not within our control, to deliver services to our customers. Service interruptions due to problems with physical assets, such as the severing of telephone and other cables controlled by third parties, the impact of natural disasters or acts of terrorism in proximity to our call centers or administrative locations, could cause service delays or could cause our systems not to function for a period of time. Although we have redundancy systems and perform a regular review of our redundancy systems with a view to minimizing the potential negative impact of failures of physical assets, natural disasters and acts of terrorism, we cannot eliminate all risks associated with such failures and events.

        If technological problems or events affecting the physical assets upon which our services depend occur with regularity or disrupt a significant number of customer communications, or if we experience technological or physical problems with greater frequency than our competitors, we may lose customers or incur liability.

Our services may be affected by human error, which may cause us to lose customers.

        In addition to our technology and physical assets, we depend on operators and other employees in connection with the provision of our non-automated services. Notwithstanding the existence of strict security procedures and operating procedures in our call centers, mistakes can arise. If human errors occur with regularity or disrupt a significant number of customer communications, or if we experience security breaches with greater frequency than our competitors, then we might lose customers or incur liability.

We depend on the continued services of a few key executives, and only a limited number of those key executives have service contracts.

        Our future success depends upon the continued service of our executive officers and other key personnel, including our Chairman and Chief Executive Officer, François Legros. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, we may lose business to competitors or may have difficulty implementing our strategy.

While we have recently achieved profitability, we have historically incurred net losses, which have adversely affected our shareholders' equity and may require our shareholders to reduce our nominal capital to avoid the liquidation of our company.

        In the year ended December 31, 2004, we incurred a net loss of €71.7 million. In the six months ended June 30, 2005, we earned net income of €2.5 million. As of June 30, 2005, we had an accumulated deficit of €243.2 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect to continue to incur significant development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We have also incurred significant charges related to our organizational restructuring, consolidation of our call centers and relocation of our administrative offices to Reston, Virginia. Although we have recently achieved profitability, we cannot be certain that we will be able to continue to achieve a revenue level sufficient to allow us to sustain or increase profitability on a quarterly or annual basis in the future.

        As of December 31, 2004, our unconsolidated shareholders' equity represented less than one-half of our share capital. In accordance with French law, our board of directors submitted a resolution acknowledging our insufficient equity and proposing the continuation of our company's activities to our extraordinary general meeting of shareholders held on June 28, 2005. Our shareholders approved this resolution. Under French law, we are required to remedy this situation by December 31, 2007 by either reducing our nominal share capital or increasing our equity such that our equity will be at least equal to one-half of our nominal share capital. If we fail to remedy this situation, our company will be subject to liquidation under French law.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

        Because we conduct our business in 24 different countries and territories, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 51.5% of our total 2004 revenues, approximately 58.3% of our total 2003 revenues, and approximately 65.5% of our total 2002 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

        During the year ended December 31, 2002, and continuing through December 31, 2004, the euro strengthened substantially against the U.S. dollar and the British pound. In 2005, the euro weakened somewhat against the U.S. dollar, but remains at relatively high levels compared to recent years. As a result of the increase in the value of the euro in recent years, our revenues stated in euro have been lower than they would have otherwise been. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate and sometimes engage in hedging transactions, currency exchange rate movements can nonetheless have a considerable impact on our results of operations and perceptions of our business and financial performance, whether as a result of the translation of our financial results into euro for purposes of our financial statement reporting or our unhedged exposure to changes in our costs from currency exchange rate variations. Exchange rate movements can also affect our compliance with financial ratios under our principal credit facility.

        When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see Item 11 "Quantitative and Qualitative Disclosures About Market Risk" of our annual report on Form 20-F for the year ended December 31, 2004.

Challenges to our intellectual property rights could cause us to incur costly litigation and, if we are not successful, could result in the loss of a valuable asset and market share.

        Our success depends, in part, upon our technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret, nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. Litigation to enforce intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. If we are unable to protect our intellectual property rights, our business, financial condition and results of operations may suffer. The means available to protect our intellectual property rights in France, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. In addition, not all foreign countries protect intellectual property rights to the same extent as do the laws of France or the United States. Similarly, if third parties claim that we infringe on their intellectual property rights, we might be required to incur significant costs and to devote substantial resources to the defense of such claims. If we are not able to defend such claims successfully, we might lose rights to technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology.

We use third party technology in providing our products and services, and our business would be harmed if we were not able to continue using this third party technology.

        In providing our products and services, we use third party technology that we license or otherwise obtain the right to use, including teleconferencing platforms, software packages and software development tools. There are inherent limitations in the use and capabilities of the technology that we license from third parties. Our business would be seriously harmed if the providers from whom we license software and technology ceased to deliver and to support reliable products, to enhance their current products in a timely fashion or to respond to emerging industry standards. In addition, third party technology may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, this technology could result in significant delays or reductions in services we provide. Furthermore, we might be forced to limit the features available in our current or future product and service offerings.

Risks Relating to Our Financing and Strategic Activities

Our high level of debt may limit our operating flexibility.

        We are highly leveraged. As of June 30, 2005, we had €82.3 million (U.S.$97.1 million) of financial debt, the bulk of which was incurred under a U.S. $125 million credit facility agreement that we entered into in April 2001 and thereafter amended. We anticipate further amending the credit facility as part of the transactions described under "The Recapitalization" in this prospectus. While we intend to repay a significant portion of the amounts outstanding under the credit facility with the net proceeds of this offering and certain related transactions, at least U.S. €32 million (U.S.$38 million) of debt will remain outstanding under the credit facility after such repayment, and we will have other debts such as overdraft facilities. This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios relating to leverage, interest cover and cash coverage. We expect that the new amendment will require us to use commercially reasonable efforts to refinance the amounts outstanding, failing which we will be required to pay significantly higher interest rates (we will also effectively be required to accept refinancing proposals that do not originate with our current lenders at rates that are significantly higher than those we currently pay). If we fail to comply with our covenants, our lenders could require us to seek to effect a strategic transaction (such as the sale of our business) or, if we are unsuccessful, to repay the entire amount outstanding under our credit facility immediately.

        Our high degree of leverage could have important consequences for our business, such as:

  •
  limiting our ability to make capital investments in order to expand our business;

  •
  limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes;

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  limiting our ability to invest operating cash flow in our business, because we use a substantial portion of these funds to pay debt service and because our covenants restrict the amount of our investments;

  •
  limiting our ability to withstand business and economic downturns, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

  •
  limiting our ability to pay dividends.

        If we cannot pay our debt service or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

Principal and interest payments on our debt will require significant amounts of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

        Our working capital requirements and cash flows historically have been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors that could lead us to suffer cash flow fluctuations include:

  •
  the level of sales;

  •
  the collection of receivables; and

  •
  the timing and size of capital expenditures.

        Payments of principal and interest on our indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures. In the future, we may need to secure additional sources of funding if our existing facility and borrowings are not available or insufficient to finance our business. We can provide no assurance that such funding will be available on terms satisfactory to us. Currently, our credit facility prohibits us from incurring additional debt, subject to limited exceptions. If our creditors authorize us to incur higher levels of debt, and if we are able to do so, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. If our sources of liquidity became insufficient to meet our debt obligations and fund our operations, this would have a material adverse effect on our business.

We may be required to purchase the equity interest of our joint venture partners in our Spanish subsidiary, which could require waivers of our financial covenants under our credit facilities and/or lead to dilution of our existing shareholders.

        We are currently engaged in arbitration proceedings with our joint venture partners in our Spanish subsidiary, Genesys Iberia Teleconferencia SA. We currently own 20% of this subsidiary, with two other partners holding 60% and 20% each. Our partners claim that we are required to purchase their equity interests under the terms of a put option agreement that we entered into at the time that the joint venture entity was created. We have taken the position that the put options are not valid.

        If these put options were found to be valid, the price at which they would be exercised would be determined through the selection of an independent investment bank that would be responsible for determining the fair market value of the Genesys Iberia shares. Our partners claim that the appropriate purchase price for their equity interests is approximately €5.3 million. Our position is that, even if the put options were found to be valid, the purchase price would be significantly lower. Unless we are able to resolve this dispute, we will incur significant legal fees in connection with the arbitration of this matter, which could adversely affect our financial condition.

        If the put options are found to be valid, the purchase price could be paid in cash or in shares, or in some combination of cash and shares. If we are required to make a payment in cash, we may violate our financial covenants under our credit facility unless our bank lenders agree to a waiver of those covenants. If we were required to make a payment in shares, this payment would require the prior approval of our shareholders and our bank lenders, which we may not be able to obtain. If we make a payment in shares, this could result in a significant dilution of our existing shareholders.

Risks Relating to Our Industry

We may not be able to compete effectively with our competitors, which include some of the largest telecommunications companies in each country in which we operate.

        The market for conferencing services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows. We may not be able to compete successfully against current or future competitors.

        Our principal competitors include major telecommunications companies, including France Telecom, BT and operators such as AT&T, MCI and Global Crossing, which offer proprietary conferencing services, and, to a lesser degree, regional telecommunications companies that resell conferencing services on a third party basis. These companies are much larger than us, have greater market presence than us, have substantially greater financial, engineering, marketing and other resources than us, and can raise capital at a lower cost than we can. Many of the voice and data communications customers of these telecommunications companies may prefer to use companies that provide multiple services for their conferencing needs, rather than using specialist providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

        There are also numerous other independent teleconferencing specialists, such as Premiere Global Services and West Corp., and the relatively low barriers to entry in the teleconferencing market means that there might be additional teleconferencing specialists in the future. The presence of other specialists in the market and low barriers to entry mean that we must provide superior service to differentiate ourselves from our competitors, expand internationally to win contracts with customers seeking international services, and ensure that our prices are competitive.

        In addition, Internet based services are being increasingly offered by large and well-known technology companies such as Microsoft, Oracle, Cisco, IBM and WebEx that are larger than us and have greater financial and other resources than we do. These companies can offer conferencing services as parts of packages that include other business related software, including basic operating system software. Certain of these technology companies have also recently entered or expanded their operations in the Internet conferencing market by making targeted acquisitions and entering into joint ventures and strategic alliances.

The intense competition in the market for conferencing and group collaboration services may reduce price levels, which could adversely affect our financial results.

        In our market, we compete on the basis of the quality, reliability, security and ease of use of our services. We also face intense competition on the basis of technical innovation, brand awareness, customer service, geographic scope, compatibility and price. We expect that our competitors will continue to improve the design and performance of their services and to introduce new services with competitive price and performance characteristics. This competition has led to lower selling prices for our conferencing and group collaboration services. Furthermore, our competitors' financial advantage may give them the ability to reduce their prices for an extended period of time if they so choose. Increased competition in our market could potentially lead to further price erosion.

        We are also impacted by reduced price levels on the services that we provide to large enterprises. Due to the significant volume of conferencing and group collaboration services used by our large enterprise customers, they may be charged a lower price for our services. To the extent that our revenue is derived from services provided to large enterprise customers, we may experience a greater degree of price erosion.

        Increased automation in providing services in our industry has also led to significant price erosion. We expect this trend to continue. If this trend does continue, alone and in conjunction with increased sales to large enterprise customers, it could adversely affect our financial results.

Risks Relating to Our ADSs and Our Ordinary Shares

The market prices of our ordinary shares and ADSs have been volatile, and may continue to be volatile in the future.

        Since our initial public offering in October 1998 through December 14, 2005, the closing price of our ordinary shares ranged from a high of € 69.18 per share (U.S. $81.63 per share using the November 30, 2005 Noon Buying Rate) to a low of €0.76 per share (U.S. $0.90 per share using the November 30, 2005 Noon Buying Rate), and since April 26, 2001 through December 14, 2005, the closing price of our ADSs ranged from a high of U.S. $15.05 per ADS to a low of U.S. $0.50 per ADS. In recent years, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

  •
  quarterly variations in operating results or growth rates;

  •
  real or perceived changes in our level of indebtedness;

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  stock market perceptions about the risk of shareholder dilution from future sales of our equity securities;

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  the announcement of technological innovations;

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  the introduction of new products by us and our competitors;

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  changes in estimates by securities analysts;

  •
  market conditions in the industry;

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  announcements and actions by competitors;

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  regulatory and judicial actions; and

  •
  general economic conditions.

        In addition, because our market capitalization is relatively small and our ordinary shares and ADSs are not highly traded, our ordinary shares and ADSs may be or may become relatively illiquid.

We may not continue to qualify for listing on the Nasdaq National Market, which could materially limit the trading market for our ADSs.

        To maintain our listing on the Nasdaq National Market we are required, among other things, to maintain stockholders' equity of at least U.S.$10 million or a market value of at least U.S.$50 million. We must also maintain a closing bid price of at least U.S.$1.00 per ADS.

        On August 31, 2004, Nasdaq notified us that we were not in compliance with the U.S.$1.00 closing bid price requirement and provided us their standard grace period to regain compliance with the Nasdaq listing requirements. On March 1, 2005, Nasdaq notified us that we had regained compliance because the bid price of our ADSs had closed above U.S.$1.00 for more than ten consecutive trading days. Since then, however, the closing bid price of our ADSs has periodically fallen below U.S.$1.00.

        If we are unable to meet or maintain compliance with all of the Nasdaq listing requirements, our ADSs may be delisted from the National Market System. Delisting from the Nasdaq National Market could adversely affect the trading price of our ADSs, and could significantly limit their liquidity.

Our stock option plan and deposit agreement include provisions that could have anti-takeover effects or deprive shareholders who do not comply with such provisions of some or all of their voting rights.

        Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our stock option plans. As of December 14, 2005, options on up to 1,614,711 shares, representing approximately 8.82% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

        In addition, under the terms of the deposit agreement relating to our ADSs, if a holder of our ADSs fails to instruct the ADS depositary in a timely and valid manner how to vote such holder's ADSs with respect to a particular matter, the ADS depositary will deem that holder to have given a proxy to a person designated by us to vote the shares underlying the ADSs in favor of resolutions presented or approved by our board of directors and against any other resolution not so presented or approved. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.

Exchange rate fluctuations may adversely affect the U.S. dollar value of our ADSs and our dividends (if any).

        As a holder of ADSs, you may face some exchange rate risk. Although we have no current plans to pay dividends, if and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any. Moreover, these fluctuations may affect the dollar price of our ADSs on the Nasdaq National Market, whether or not we pay dividends.

We have not yet distributed any dividends to our shareholders, and do not anticipate doing so in the near future.

        We currently intend to use all of our operating cash flow to finance our business and service our debt for the foreseeable future. We have never distributed dividends to our shareholders, and we do not anticipate distributing dividends in the near term. Although we may in the future distribute a portion of our earnings as dividends to shareholders, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. In addition, our credit agreement prohibits us from paying dividends. Accordingly, we cannot assure you that any dividends will be paid for the foreseeable future.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

        As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts.

        An investor in the United States may find it difficult to:

  •
  effect service of process within the United States against us and our non-U.S. resident directors and officers;

  •
  enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in France; or

  •
  bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

Pre-emptive rights may not be available for U.S. persons.

        Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our ADSs or ordinary shares may not be able to exercise pre-emptive rights for their shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our ADSs or ordinary shares will be unable to exercise their pre-emptive rights.

If our lenders purchase a significant number of shares as part of their backup undertaking relating to warrants that are not exercised by our shareholders, future sales by those lenders could adversely affect the market prices for our ordinary shares and ADSs.

        To the extent that the shares in this offering are not subscribed through the exercise of the warrants or purchased in the subsequent offering, our lenders will acquire our shares. Sales of shares by our lenders after this offering, or the perception by the market that such sales could occur, could adversely affect prevailing market prices of our ordinary shares and ADSs and could impair our future ability to raise capital through an offering of our equity securities. Our lenders have undertaken, subject to certain conditions, to purchase or subscribe for, or cause affiliates to purchase or subscribe for, all of the shares underlying the warrants that we are distributing to our shareholders in connection with this offering, if those warrants are not exercised by our shareholders or purchased in a subsequent offering outside the United States. If the lenders purchase all of the shares underlying the warrants (meaning that no warrants are exercised by our shareholders), they will hold    •    million of our shares, out of a total of    •    million shares that will be outstanding, and the lender with the largest individual number of shares will hold up to    •    shares. Our lenders will not be subject to any contractual restriction on their ability to sell their shares, other than restrictions designed to ensure compliance with applicable securities laws. Sales may be made on Eurolist by Euronext or in off-market transactions outside the United States essentially without restriction. In addition, we have agreed to cooperate with the lenders in connection with block trades and public offerings of the shares that they will come to hold, and to file one or more registration statements under the Securities Act of 1933 to facilitate sales in the United States. See "The Recapitalization—Registration Rights and Cooperation Agreement."

THE OFFER AND LISTING

Offer and Listing Details

        Our ordinary shares are listed on Eurolist by Euronext, and since April 26, 2001, our ADSs have traded under the symbol "GNSY" on the Nasdaq National Market.

        The table below sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on Eurolist by Euronext (formerly the Nouveau Marché of Euronext Paris S.A.) and the high and low closing prices of our ADSs on the Nasdaq National Market.

	Eurolist by Euronext		Nasdaq
Period
	High	Low	High	Low
	(ordinary share price in €)		(ADS price in U.S.$)
2001 (Nasdaq beginning April 26, 2001)	47.50	9.50	15.05	5.13
2002	13.18	1.69	6.50	0.91
2003	6.70	1.02	3.80	0.60
2004	5.10	0.76	3.25	0.50
First Quarter	5.10	3.65	3.25	2.42
Second Quarter	4.05	1.62	2.56	1.00
Third Quarter	1.86	0.76	1.21	0.50
Fourth Quarter	1.62	1.06	1.11	0.65
2005 (through December 14, 2005)	3.30	1.20	2.0	0.80
First Quarter	1.91	1.38	1.30	0.80
Second Quarter	3.16	1.30	1.98	0.81
Third Quarter	3.30	2.65	2.00	1.60
Fourth Quarter (through December 14, 2005)	3.06	2.18	1.8	1.23
2005
June	3.16	2.18	1.98	1.35
July	3.05	2.65	1.86	1.64
August	3.30	2.65	2.00	1.60
September	2.93	2.5	1.78	1.45
October	3.06	2.59	1.8	1.52
November	2.86	2.18	1.67	1.23
December (through December 14, 2005)	2.43	2.28	1.49	1.29

*
Source: Euronext Paris and The Bank of New York. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq National Market began on April 26, 2001.

EXCHANGE RATE INFORMATION

Exchange Rates

        The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2001 through December 14, 2005, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that the euro was, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 "Operating and Financial Review and Prospects" of our annual report on Form 20-F for the year ended December 31, 2004 and our report on Form 6-K dated November 8, 2005

	Period-end Rate	Average Rate(1)	High	Low
	U.S. dollar per euro
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.24	1.36	1.18
2005 (through December 14, 2005)	1.20	1.25	1.35	1.17
2005
June	1.21	1.22	1.23	1.20
July	1.21	1.20	1.22	1.19
August	1.23	1.23	1.24	1.21
September	1.21	1.22	1.25	1.20
October	1.20	1.20	1.21	1.19
November	1.18	1.18	1.21	1.17
December (through December 14, 2005)	1.20	1.18	1.20	1.19

(1)
The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On December 14, 2005 the Noon Buying Rate was U.S.$1 = €0.83 (U.S.$1.20 per €1).

CAPITALIZATION AND INDEBTEDNESS

        The table below shows our actual cash, long-term debt and capitalization at June 30, 2005 and as adjusted to reflect the issuance of     •     million new shares at an assumed offering price of €    •    per share and the application of the net proceeds thereof, as described under "Use of Proceeds", before deducting expenses payable by us.

        This information is shown in accordance with U.S. GAAP. You should read this table in conjunction with our financial statements.

	As at June 30, 2005
	Actual	As adjusted
	(In thousands of €, except number of shares) (unaudited)
Cash and cash equivalents	7,786	•

Current portion of long-term debt	14,833	•

Long-term portion of long-term debt	66,972	•
Shareholders' equity
Ordinary shares	18,308	•
Ordinary shares to be issued	65
Additional paid-in capital	197,129	•
Accumulated other comprehensive income	15,476	•
Accumulated deficit	(243,200)	(•	)
Treasury shares	(751)	(•	)
Total shareholders' equity	(12,973)	•

Total capitalization	53,999	•

Number of shares issued and outstanding	18,307,756	•
Number of shares to be issued	65,067

USE OF PROCEEDS

        Assuming that all warrants are exercised, our proceeds from the sale of new ordinary shares and new ADSs will be approximately €     •     million (approximately U.S.$65,000,000) before fees and expenses. We estimate that our fees and expenses in connection with the warrants offering will be approximately U.S.$    •    (approximately €     •    ).

        We intend to use the net proceeds of the offering to repay approximately U.S.$    •     million of the balance outstanding under our April 2001 U.S.$125 million credit facility, to pay fees and expenses relating to the Recapitalization (which are described under "The Recapitalization" in this prospectus) and for general corporate purposes.

RECENT DEVELOPMENTS

Settlement of Alcatel Claims

        On June 27, 2005 we signed an agreement to settle a trademark dispute with Alcatel that arose in 2000 following our French, European Union and German trademark applications for the name "Genesys Conferencing." Under the agreement, Alcatel will no longer oppose our applications to register certain trade names, including the name "Genesys Conferencing," or challenge the validity of our existing registered trademarks. We agreed not to use the name "Genesys" alone, except in connection with certain requirements relating to the use of our legal name, Genesys S.A. We also agreed to incorporate a link to the Internet site of an Alcatel subsidiary onto our homepage. Neither party made a payment in connection with this settlement.

Intellectual Property License Proposals

        We have recently received proposals from several parties wishing to sell us licenses for certain methods and systems as to which those parties claim to hold patents, including patents related to interactive call processing. The parties that have made the proposals claim that, in the absence of such licenses, certain aspects of our business might infringe their patents. We are currently evaluating the validity and coverage of the patents to determine whether we need to obtain a license to avoid infringement. If we decide that a license is required in any such case, we would hope to be able to negotiate commercially reasonable terms for such license, although we cannot assure you that we will be able to do so.

Telecommunications Regulation

        In the United States, telecommunications services providers and resellers of telecommunications services are required to register with the Federal Communications Commission (FCC) and the Universal Service Administrative Company (USAC) and to collect a Universal Service Fund (USF) fee from their end-user customers and remit these fees to USAC. We recently received a letter from the Enforcement Bureau of the Investigations and Hearings Division of the FCC regarding an audit being conducted by the FCC of compliance with FCC registration requirements and the USF program. The letter requires that we register as a reseller of telecommunications services or explain in detail why we believe we are not required to register. We are currently in the process of preparing our response to the FCC letter. We believe, and we intend to advise the FCC, that when purchasing telecommunications services, we are an end-user and not a reseller. Accordingly, we believe that we are not required to register as a reseller of telecommunication services, nor are we required to collect USF fees from our customers or to pay USF fees directly. It is possible, however, that the FCC may assert that we are a reseller or otherwise a telecommunications services provider. Although we would contest any such assertion, if it were ultimately determined that we are a reseller or otherwise a telecommunications services provider, we could become obligated to pay USF fees to USAC with respect to our gross revenues, past and/or future, from providing telecommunications services and to comply with other federal and state regulatory requirements applicable to telecommunications services providers.

        Although we do not pay USF fees directly, registered telecommunications carriers from which we purchase telecommunications services as an end user do pay such fees and generally pass them through to us in their invoices. However, in response to the FCC's inquiry letter, we have made a preliminary determination that one of the telecommunications carriers from which we previously purchased telecommunications services failed to pay applicable USF fees and other charges on a substantial portion of the services that we purchased from them. As a result, such USF fees and other charges may be overdue with respect to the services that we purchased from this carrier, and the carrier may attempt retroactively to collect the past due USF fees and other charges, including interest and penalties, from us. While we believe we do not have any liability for these amounts, there can be no assurance that we will not be required to reimburse the carrier for these amounts.

THE RECAPITALIZATION

        This offering is part of a recapitalization that is intended to allow us to reduce our outstanding financial debt. We hope that, upon the completion of the recapitalization, we will have greater flexibility to manage our business and to make investments, including potentially external growth transactions if we are able to identify attractive opportunities. Even if the offering is successful, however, we will still owe approximately U.S. $32 million (approximately €38 million) under the credit facility, and as a result we will still be required to comply with the terms of the credit facility (as amended).

        The components of the recapitalization are this warrants offering, an offering outside the United States of the shares underlying any warrants that are not exercised in this offering, a backup undertaking by our lenders for any shares that are not sold in the subsequent offering, and an amendment to our principal credit facility. This warrants offering is described below under "The Warrants Offering." The other components are described in this section.

The Non-U.S. Offering

        We will offer any shares not subscribed through the exercise of the warrants by our shareholders to investors in an offering that will take place for three business days after the end of the warrant exercise period. The offer price in the subsequent offering will be at least equal to the exercise price of the warrants, but it may be higher depending on market conditions.

        The subsequent offering will be made only outside the United States in accordance with Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The subsequent offering is not covered by this prospectus.

        The subsequent offering will be implemented through a French law mechanism under which we will repurchase any unexercised share warrants as agent for HSBC, who will exercise those warrants (partly on a conditional basis, as described below) and resell part or all of the shares resulting from such exercise in the subsequent offering.

        The terms of the share warrants will provide that we will repurchase as agent any share warrants that are not exercised by 5:30 p.m., Paris time, on     •    , 2006. The repurchase price will be equal to the excess of the price of the shares sold in the subsequent offering, over the exercise price of the share warrants, subject to a minimum repurchase price of €0.01 per warrant. If you hold share warrants and you do not exercise or sell them, you will receive the repurchase price on or about     •    , 2006. If you hold ADS warrants and you do not exercise them, the ADS warrant agent will sell your underlying share warrants on your behalf, and you will not receive any repurchase price.

        We will enter into an agency agreement with HSBC under which we will repurchase any unexercised share warrants as agent (commissionaire as defined in Article L.132-1 of the French Commercial Code) for HSBC, as a result of which HSBC will become the owner of the share warrants that we repurchase on its behalf. HSBC will transfer to share warrant holders the repurchase price of the share warrants that are repurchased, except that if the price of the shares in the subsequent offer is less than €0.01 above the exercise price of the share warrants, we will pay the difference (we will pay a maximum of €183,307.76 if the price in the subsequent offering is equal to the exercise price of the share warrants).

The Purchase Guarantee and Related Agreements

  The Purchase Guarantee Agreement

        We will enter into a purchase guarantee agreement with HSBC, pursuant to which HSBC will agree, subject to certain conditions described below, to exercise the warrants that we repurchase as its agent pursuant to the agency agreement described above. HSBC has advised us that it intends to enter into an agreement with the financial institutions that are the lenders under our principal credit facility, pursuant to which those financial institutions will purchase (or cause an affiliate to purchase) from HSBC part or all of the shares acquired by HSBC as a result of the exercise of the share warrants, other than shares sold in the subsequent offering described above. Some of these lenders have sold participations in our principal credit facility to other financial institutions, which will purchase part of the shares acquired by the lenders (and will be subject to the same restrictions that apply to shares acquired by the lenders).

        HSBC will exercise the share warrants on a conditional basis, so that the exercise will only be effective with respect to a number of share warrants that would result in the financial institutions together holding less than 1/3 of our outstanding shares. Any purported exercise with respect to any share warrants that would cause this threshold to be exceeded will be deemed null and void. The reason for this condition is that the acquisition by the financial institutions of a greater number of shares could require the financial institutions to make a tender offer for our company under French law.

        The purchase guarantee agreement will be subject to certain other conditions, including the absence of material adverse changes.

        In connection with their purchase of shares from HSBC, each of the financial institutions will sign an investor letter confirming that it is not purchasing the shares with a view to distribution in the United States, and undertaking to resell the shares only outside the United States in accordance with Regulation S under the Securities Act, pursuant to Rule 144 under the Securities Act (if available), in a transaction that is registered under the Securities Act, or in a private placement that is exempt from registration under the Securities Act. No such transaction is being registered pursuant to the registration statement of which this prospectus forms a part.

  The Investment Agreement

        We will enter into an investment agreement with the financial institutions that will be parties to the agreement with HSBC described above, pursuant to which such financial institutions will agree to subscribe in a reserved capital increase for the number of shares that would have been purchased by the financial institutions in the transactions described above had the threshold condition of 1/3 of our share capital not applied. Under French law, a "reserved" capital increase means an issue of new shares to a person, group of persons or category of persons named in a resolution of an extraordinary shareholders' meeting. The undertaking of the financial institutions will be subject to the approval of the reserved capital increase by an extraordinary shareholders meeting and certain other conditions, including the absence of material adverse changes.

        The financial institutions have requested that the French Autorité des marches financiers (the AMF) grant a waiver from the French mandatory tender offer rule, pursuant to a rule that allows the AMF to grant such waivers in cases of companies in financial difficulty. If granted, the waiver will require that an extraordinary shareholders meeting approve the capital increase that would result in the 1/3 threshold being crossed without resulting in a mandatory tender offer. This is why we will proceed with the reserved capital increase if some or all of the warrants are not exercised.

        If an extraordinary shareholders meeting is necessary, we expect that it will take place on or about    •    , 2006. In the investment agreement, each financial institution will agree to vote its shares in favor of the capital increases reserved to the other financial institutions (but will not have the right to vote in respect of the capital increase that is reserved to itself).

        In the Investment Agreement, each of the financial institutions will confirm that it is not subscribing for the shares in the reserved capital increase with a view to distribution in the United States, and will undertake to resell the shares only outside the United States in accordance with Regulation S under the Securities Act, pursuant to Rule 144 under the Securities Act (if available), in a transaction that is registered under the Securities Act, or in a private placement that is exempt from registration under the

Securities Act. No such transaction is being registered pursuant to the registration statement of which this prospectus forms a part.

  Aggregate Commitments of the Financial Institutions

        The following table sets forth the names of the financial institutions that will enter into the agreement with HSBC and the Investment Agreement, and each financial institution's commitment to purchase shares, expressed as a percentage of the total shares resulting from HSBC's exercise of the share warrants (other than shares sold in the subsequent offering described above) and from the reserved capital increase. Each of these financial institutions is a lender under our principal credit facility. See "Amendment to the Credit Facility" below.

Name of Financial Institution	Percentage of Shares
Banc of America Securities Limited
Cargill Financial Markets plc
Merrill Lynch Capital Markets Bank Limited
Morgan Stanley Bank International Limited
Quadrangle Master Funding Ltd
Total

  The Registration Rights and Cooperation Agreement

        We will enter into a registration rights and cooperation agreement with the financial institutions named above, pursuant to which we will agree to cooperate with such financial institutions with respect to certain transactions in which the financial institutions may resell our shares. In particular:

  •
  We will agree to make certain representations and warranties to, and covenants in favor of, the financial institutions in the event that they resell our shares in a private placement to institutional investors, a block trade or similar transactions, including representations and warranties relating to the absence of material non-public information relating to our company, and we will agree more generally to cooperate in connection with any such transaction.

  •
  We will agree to cooperate with the financial institutions, at their request, with respect to one public offering of the shares in France or the United States, including registering the shares under the Securities Act upon request by the financial institutions, and filing a "shelf" registration statement with respect to the shares. We will also agree, subject to certain conditions, to allow the financial institutions to include their shares in any public offering that we might conduct. In connection with any public offering, we will agree to pay certain expenses (including reasonable legal expenses) of the financial institutions, but not underwriting or similar commissions or discounts, and we will agree to indemnify the financial institutions against certain liabilities, including liabilities arising under the Securities Act.

        The registration rights and cooperation agreement will have a term of three years from the closing date of the warrant offering, except that it will survive with respect to any request for cooperation or registration made prior to its expiration date.

Amendment to the Credit Facility

        As part of the recapitalization, we will enter into an amendment of our April 2001 U.S. $125 million credit facility with our bank creditors. This amendment is expected to be effective at the closing of the warrants offering on    •    , 2006.

        Under the credit facility as we expect it to be amended, if we fail to meet certain of the covenants imposed by this credit facility, we will be required to undertake one of several extraordinary transactions (described below), failing which our debt would be in default and subject to acceleration by our creditors.

        Under the new amendment, the principal payment schedule is expected to be amended. The amount of principal that will be due will depend on the amount of debt that is repaid as a result of the present offering and the other transactions described above. The amended credit facility will express our repayment obligations based on a percentage of the amount of our Term A Facility and Term B Facility outstanding as of its date (U.S.$    •     million is outstanding under the Term A Facility and U.S.$    •     million is outstanding under the Term B Facility as of the date of this prospectus, after giving effect to the expected use of proceeds from this offering).

	Repayment Instalment(%)
Term Repayment Date	Term A Facility	Term B Facility
30 April 2006	17.00	—
31 October 2006	17.00	—
30 April 2007	10.33	—
31 October 2007	—	22.04
30 April 2008	—	33.91
31 October 2008	55.67	44.05

        Under the new amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31). We will also agree to prepay certain amounts of the debt if our excess cash flows exceed certain levels.

        The new amendment will adjust the level of our existing financial covenants and delete the financial covenant that previously required us to maintain a minimum level of EBITDA and the financial covenant that previously required us not to incur capital expenditures in excess of certain levels. The financial covenants establish threshold levels at which we would be able to implement certain transactions before our bank lenders could declare us in default under the credit agreement. However, if we fall below certain base levels, our lenders could declare us in default.

        The amended threshold financial covenants will be calculated shortly before the amendment is signed, and will include:

  •
  a cash cover ratio (consolidated cash flow over consolidated debt service);

  •
  an interest cover ratio (consolidated EBITDA over consolidated net interest expense); and

  •
  a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA).

        Should we fail to meet one of these covenants, we may be required to pursue one of the following transactions or, if we fail to do so, be declared in default:

  •
  a capital increase in an amount of not less than €20 million;

  •
  a new loan of an amount sufficient to repay the sums outstanding under the credit facility;

  •
  a bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;

  •
  the execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer; or

  •
  another transaction that is ratified by our board of directors and accepted by our lenders.

        If we are unable to effect one of these transactions, our lenders will have the right to require immediate repayment in full of our outstanding indebtedness. It is likely that we would be unable to make such a repayment.

        Compliance with the ratios listed above is tested quarterly, at the end of each quarter through September 30, 2008. All ratios are tested under International Financial Reporting Standards (IFRS).

        In addition, the credit facility prohibits our payment of dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the accounts receivable and other assets of our principal U.S. subsidiary. The pledges will be confirmed in connection with the new amendment. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and subject to acceleration by our lenders.

        The new amendment will require us to use commercially reasonable efforts to refinance the credit facility. To satisfy this requirement, we will not be required to enter into a refinancing arrangement that provides for us to pay interest at an average rate greater than LIBOR plus 4% per annum, that contains other commercially unreasonable terms, or that is proposed by one of our existing lenders. If we fail to refinance the credit facility in full by October 31, 2006, we will pay interest at 1.0% per annum above the rate we currently pay, from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate we currently pay, from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate we currently pay, from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate we currently pay, from May 1, 2008 to October 31, 2008.

Fees and Expenses in Connection with the Recapitalization

        In connection with the recapitalization, we will be required to pay certain fees to the parties involved in the transaction. In particular, we will pay (i) to HSBC a management and purchase commitment fee equal to approximately 7.77% of the size of the offering, which will in turn pay to certain financial institutions that are lenders under the credit agreement a purchase commitment fee equal to 7.0% of the size of the offering in consideration for their commitment to purchase shares from HSBC as a result of the exercise of the share warrants, (ii) to Houlihan Lokey Howard Zukin (Europe) Limited, the financial advisor to the lenders, a fee of US$1 million, and (iii) to the lenders under the credit agreement an amendment fee amounting to 1% of the face value of the outstanding debt under the credit facility as of September 30, 2005 in consideration for their commitment to amend the credit agreement. In addition, we expect that our expenses relating to these transactions (including expenses of the financial institutions and HSBC, which we will be required to reimburse) will amount in the aggregate to approximately US$    •     million.

THE WARRANTS OFFERING

General information for ADS holders and holders of shares

        We are offering    •    newly issued ordinary shares by distributing warrants free of charge to our shareholders. This prospectus relates to the warrants offering being made to holders of our ordinary shares, nominal value €    •    per share, and to holders of our ADSs representing ordinary shares. Each ADS represents one-half of an ordinary share.

        The warrants offering is being made to holders of shares on the record date, which is    •    , 2006. Each such holder will receive one share warrant for every ordinary share held of record on the share record date.    •    share warrant[s] will entitle the holder to purchase     •    new ordinary share[s] at a price of €    •    per share.

        We are also making the warrants offering available to holders of ADSs evidenced by ADRs. The Bank of New York, the depositary in respect of ADSs, will act as the ADS warrant agent in respect of the ADS warrants offered hereby. On or about    •    , 2006, The Bank of New York as ADS warrant agent will send to holders of ADSs of record on     •    , 2006 a certificate evidencing ADS warrants, together with this prospectus and a letter of instructions for exercising ADS warrants.     •    ADS warrant[s] will entitle the holder to purchase    •    new ADSs at a price of approximately €    •    per ADS plus depositary fees to holders of ADS warrants (subject to adjustment for currency exchange rate movements as described below).

Offering to ADS holders

        Summary timetable.    The summary timetable set forth below lists certain important dates relating to the ADS warrants offering:

Record date for determining holders of ADSs receiving ADS warrants	•, 2006
Beginning of the period during which ADS warrant holders can subscribe for new ADSs	•, 2006
End of the period during which ADS warrant holders can subscribe for new ADSs	•, 2006
Certificates for new ADSs mailed on or as soon as practicable after	•, 2006

        We are offering new ADSs to holders of ADS warrants on the terms set forth below.

        Warrants offering to holders of ADSs.    Each ADS held on the ADS record date will entitle the holder thereof to receive one ADS warrant. The ADS warrant agent will send a certificate evidencing such ADS warrants, together with this prospectus, an exercise form and instructions for exercising ADS warrants, to holders of record of ADSs.    •    ADS warrant[s] will entitle the holder thereof to purchase     •    new ADSs. We will only issue whole new ADS in multiples of    •    ADSs. See "—Fractional Entitlements."

        ADS warrants.    ADS warrants will be evidenced by ADS warrant certificates. The ADS warrant agent will issue ADS warrant certificates and will deliver them together with an exercise form, instructions and this prospectus on or about    •    , 2006 to all record holders of ADSs.    •    ADS warrant[s] are necessary in order to purchase    •    new ADSs.

        The ADS warrants are non-transferable and will not be quoted on the Nasdaq National Market or listed or quoted on any other securities exchange.

        Exercise period.    ADS warrants may be exercised during the period from     •    , 2006 through 5:00 p.m., New York Time, on    •    , 2006.

        ADS subscription price.    The U.S. dollar equivalent of €    •    . In addition, subscribing ADS holders must pay the depositary's issuance fee of up to U.S.$.05 per new ADS and the depositary's expenses. Subscribing ADS holders must deposit U.S.$    •    per new ADS subscribed for, which represents the subscription price for one-half of one new ordinary share based on an exchange rate of U.S.$    •    per euro plus an additional amount to cover possible currency exchange rate fluctuations, the depositary's issuance fee and expenses. This is referred to as the ADS deposit amount. See "—Payment of ADS Subscription Price by Registered ADR Holders."

        ADS record date.    The record date for the determination of the holders of ADSs entitled to ADS warrants will be    •    , 2006. Only holders of record of ADSs at the close of business (New York Time) on such date will be entitled to receive ADS warrants.

        ADS warrant agent.    The Bank of New York, in addition to acting as depositary, will act as the ADS warrant agent to accept the exercise of the ADS warrants for the subscription for the new ADSs offered hereby.

        Fractional entitlements.    Holders of record of our ADSs as of the ADS record date may exercise all or part of their ADS warrants at their discretion. However, subscriptions will be accepted only for whole numbers of new ADSs that are multiples of    •    . Subscriptions submitted for new ADSs other than in multiples of two will be rounded down to the nearest multiple of    •    new ADSs. For example, a holder of     •    ADS warrants may subscribe for no new ADSs. A holder of    •    ADS warrants may subscribe for     •    new ADSs. The Bank of New York, as ADS warrant agent, will endeavor to sell the share warrants underlying any rights to purchase new ADSs that are not multiples of    •    and distribute the proceeds, if any, of such sales to the relevant holders of the ADS warrants.

Exercise of ADS warrants. Exercises of ADS warrants are irrevocable and may not be cancelled or modified. ADS warrants may be exercised as follows:

        Subscription by DTC participants.    Persons holding ADSs as of the ADS record date through The Depository Trust Company (DTC) should timely:

  •
  deliver to the ADS warrant agent completed subscription instructions through DTC's PSOP Function on the "agent subscriptions over PTS" procedure, and

  •
  pay in full the ADS deposit amount for the new ADSs being purchased.

        DTC must receive all subscription instructions and the payment of the ADS deposit amount for the subscribed new ADSs by the expiration of the exercise period for the new ADSs.

        Subscription by registered ADS holders.    Persons holding as of the ADS record date ADSs evidenced by ADRs registered in their own name should timely:

  •
  deliver to the ADS warrant agent the properly completed exercise form for the ADS warrants being exercised, and

  •
  pay in full the ADS deposit amount for the new ADSs being purchased.

        The properly completed exercise form and payment should be delivered to:

By Hand or Overnight Courier: The Bank of New York Tender and Exchange Department 101 Barclay Street, IE New York, NY 10286	By Mail: The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248

        For additional information, contact:

The Bank of New York
by telephone (+1 800-507-9357)

        The ADS warrant agent must receive the exercise form and payment of the ADS deposit amount on or before the expiration of the ADS warrants exercise period. DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS WARRANT AGENT.

        The ADS warrant agent has discretion to refuse to accept any improperly completed or unexecuted exercise form.

        Subscription by beneficial owners.    Beneficial owners of ADSs (who are neither registered holders of ADSs nor DTC participants) wishing to purchase new ADSs are advised to timely contact the securities intermediary (i.e., their broker or custodian) through which they hold such ADSs to arrange for the exercise of ADS warrants in respect of their ADSs in accordance with the instructions given in this prospectus.

        ADS deposit amount.    The ADS deposit amount is U.S.$    •    per new ADS. You must pay the ADS deposit amount in U.S. dollars.

        The ADS deposit amount is the U.S. dollar equivalent of €    •    based on an exchange rate of U.S. $    •    per euro plus an additional amount to cover possible currency exchange rate fluctuations, the depositary's issuance fee and expenses. Subscribing ADS holders must pay the depositary's issuance fee of up to U.S.$.05 per new ADS and the depositary's expenses, which amount is included in the ADS deposit amount. The ADS warrant agent will make the conversion from U.S. dollars into euro on or about    •    , 2006 at any commercially reasonable rate and pay the depositary's fee and expenses and, if there is any excess in U.S. dollars as a result of such conversion, will refund promptly the excess (without interest) in U.S. dollars to the subscriber. In the event that a payment made in U.S. dollars by a holder of ADS warrants in respect of its subscription, when converted into euro on or about    •    , 2006, is less than the ADS subscription price in euro for the number of ADSs subscribed for upon exercise of such ADS warrants plus the depositary's fee and expenses, the ADS warrant agent will pay the amount of such deficiency on behalf of the holder. The holder will then be required to promptly pay the amount of such deficiency (without interest) and will not receive ADRs evidencing new ADSs subscribed for by him prior to receipt by the ADS warrant agent of such payment. If payment of the amount of such deficiency is not received from a subscriber by the ADS warrant agent by the later of (i) the fifth business day after receipt of the ordinary shares underlying the new ADSs by the depositary's custodian and (ii) the fifth business day after the ADS warrant agent gives notice of such deficiency, the ADS warrant agent may sell new ADSs subscribed for by such Holder at a public or private sale, at such place or places and upon such terms as it may deem proper, and the ADS warrant agent may allocate the proceeds of such sales in an amount sufficient to cover such deficiency (including interest and expenses).

        Payment of ADS deposit amount by registered holders of ADSs.    If you are a registered holder of ADSs, you may pay the ADS deposit amount by money order or certified check drawn on a bank located in the United States and payable to the order of the "The Bank of New York."

        Payment of ADS deposit amount by DTC participants.    Persons holding ADSs through DTC must instruct DTC to charge to their applicable DTC accounts the ADS deposit amount for each new ADS subscribed for and to deliver such amount to the ADS warrant agent.

        Payment of ADS deposit amount by beneficial owners.    Beneficial owners of ADSs (who are neither registered holders of ADSs nor DTC participants) are advised to contact their securities intermediary to arrange for payment in respect of ADSs purchased.

        Delivery of ADRs.    The depositary will deliver ADRs evidencing new ADSs purchased pursuant to the ADS warrants offering as soon as practicable after the receipt of the ordinary shares by the depositary's custodian, provided the purchaser pays any shortfall arising from the conversion of a U.S. dollar payment.

        Each new ADS will represent one-half of one ordinary share. The new ADSs will be subject to the terms of the deposit agreement governing the ADSs currently outstanding. See Item 12 "Description of Securities Other Than Equity Securities—American Depositary Shares" in our annual report on Form 20-F for the year ended December 31, 2004.

        Unexercised ADS warrants.    Following the expiration of the exercise period for the ADS warrants, the ADS depositary will attempt to sell any share warrants underlying the ADS warrants for which no proper subscription was received at the prevailing market price at which the share warrants are then trading on Eurolist by Euronext. Net proceeds, if any, of such sale (after payment of ADS depositary fees of U.S.$0.02 per warrant sold) will be remitted to registered holders of ADS warrants entitled thereto after the expiration of the warrant rights exercise period. There is no guarantee that any such sale will be consummated or as to the amount of any net proceeds.

        Additional information.    The payment of the ADS deposit amount and delivery of new ADSs will be at the election and risk of the subscribing person. If the exercise form and payment for new ADSs are sent by mail, subscribing persons are urged to send such materials by overnight mail, properly addressed, and to allow a sufficient number of days to ensure clearance of payment prior to the expiration of the exercise period.

        Failure of an ADS holder as of the ADS record date to comply, in whole or in part, with any of the requirements described in connection with the exercise of ADS warrants by the expiration of the ADS warrant exercise period will result in such holder's ADS warrants lapsing.

        All issues regarding the timeliness, validity, form, compliance and eligibility of any purchase in the ADS warrants offering will be determined by us in our sole discretion, and our decisions in each instance will be conclusive and binding on us, the applicable holders and the depositary. Exercise forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we, in our sole discretion, determine. Neither we nor the ADS warrant agent will be under any duty to notify any holder of our ADSs as of the ADS record date or any other person of any defect or irregularity in connection with the submission of exercise forms, nor will either incur any liability for failure to give such notification.

Offering to holders of shares

        Summary timetable.    The summary timetable set forth below lists certain important dates relating to the offering to holders of shares.

Record date for determining holders of ordinary shares receiving share warrants	•, 2006
Beginning of the period during which share warrant holders can subscribe for new ordinary shares	•, 2006
Ex-warrants date for shares and trading of share warrants expected to begin on Eurolist by Euronext	•, 2006
Trading of share warrants ends and end of the period during which share warrant holders can subscribe for new ordinary shares	•, 2006
New ordinary shares delivered (on or about)	•, 2006

        We are offering to purchase new ordinary shares to holders of share warrants, on the terms set forth below.

        Share warrants offering to holders of shares.    Each ordinary share held on the share record date will entitle the holder to receive one freely transferable share warrant. We will only issue whole new ordinary shares [in multiples of    •    ]. See "—Fractional Entitlements."

        Share warrants.    Share warrants will be registered in book-entry form in Euroclear France, the French book-entry securities clearance and depositary system, in an account in the shareholder's or its nominee's name. They will be freely transferable and may be exercised or sold or assigned to others. If you are a shareholder of record as of    •    , 2006, you should receive from the broker or custodian through which you hold your ordinary shares a written confirmation of the issuance of share warrants, together with a letter of instructions and an exercise form. If you do not receive these documents, you should contact your broker or custodian. Share warrants will be entered into shareholders' book-entry accounts on or about    •    , 2006.

        Share warrants will trade on Eurolist by Euronext during the period from    •    , 2006 through    •    , 2006. Share warrants will not be listed on any stock exchange in the United States or quoted on the Nasdaq National Market. A holder of share warrants who sells his or her share warrants will have no further right to purchase new ordinary shares in the warrants offering in respect of the share warrants sold.

        Exercise period.    Share warrants may be exercised during the period from     •    , 2006, through 5:30 p.m., Paris time on    •    , 2006.

        Share subscription price.    The price for each new share purchased upon the exercise of the share warrants is €    •    per new share.

        Share record date and share ex-warrants date.    The record date for the determination of the holders of ordinary shares entitled to share warrants will be    •    , 2006. The ex-warrant date for shares entitled to share warrants will be     •    , 2006. Ordinary shares that trade on or after such date will not be entitled to receive share warrants.

        Fractional entitlements.    Holders of record of our ordinary shares and holders of share warrants may exercise all or part of their share warrants at their discretion. However, subscriptions will be accepted only for whole new ordinary shares [in multiples of     •    ]. No fractional new ordinary shares or smaller whole number of shares will be issued.

        Subscriptions submitted for fractional new ordinary shares [or whole numbers of shares that are not multiples of    •    ] will be rounded down to the nearest whole number of new ordinary shares [that is a multiple of    •    ]. For example, a holder of     •    share warrants may subscribe for no new shares. A holder of    •    share warrants may subscribe for     •    new ordinary shares.

        Exercise of share warrants.    Share warrants may be exercised by delivery to your broker or custodian of:

  •
  a properly completed exercise form and

  •
  full payment of the share subscription price for the new ordinary shares being purchased.

        Under French law, warrants are exercised when the exercise form and payment are received by an authorized French financial intermediary. This must occur before the expiration of the share warrants exercise period. Deposit in the mail does not constitute delivery to a French financial intermediary. If you hold your shares through a U.S. broker or custodian, or another intermediary other than an authorized French financial intermediary, your broker, custodian or intermediary must transmit your exercise form and payment to the French financial intermediary through which it holds shares on your behalf. In order to ensure that your broker, custodian or intermediary will have time to do this, you may need to submit your exercise form and payment before the end of the share warrants exercise period. You should contact your broker, custodian or intermediary for further information.

        We have the discretion to refuse to accept any incomplete or unexecuted exercise forms.

        Unexercised share warrants.    Following the expiration of the exercise period for the share warrants, warrants that will not have been exercised will be automatically repurchased by us, at a price that may be as little as € 0.01 per warrant. See "The Recapitalization—Non-U.S. Offering" for further details.

        Exercises of share warrants are irrevocable and may not be canceled or modified.

        Payment of share subscription price.    The share subscription price is payable in euro when subscribed.

        Trading in new shares.    We expect trading in new ordinary shares to commence on Eurolist by Euronext on or about    •    , 2006.

        Shareholders' rights.    The new ordinary shares will entitle their holders to the full dividend, if any, payable in respect of the financial year ending December 31, 2005. The new ordinary shares will confer other rights, including voting rights, on their holders from the date of issuance of the new ordinary shares.

        Additional information.    All issues regarding the timeliness, validity, form, compliance and eligibility of any purchase in the warrants offering will be determined by us in our sole discretion and our decisions in each instance will be conclusive and binding on us and all applicable holders of ordinary shares. We will have no duty to notify any holder of share warrants or any other person of any defect or irregularity in connection with the subscription for new ordinary shares and will incur no liability for failure to give such notification. Questions regarding these procedures may be directed to us at 1861 Wiehle Avenue, Reston, VA 20190, Attention: Patrick Janel, Assistant General Counsel (Tel. 1-703-736-7173).

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-3 under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about Genesys S.A. and our ADSs and ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the contents of contracts and other documents that we refer you to. Because this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

        We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and file reports, including annual reports on Form 20-F, and other information with the SEC. However, as a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Room 1580, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of documents that we file electronically with the SEC at http://www.sec.gov.

        We maintain an Internet site at http://www.genesys.com that contains information about us. Information on that site is not incorporated by reference in this prospectus.

        We provide The Bank of New York, as depositary under the deposit agreement for issuance of our ADSs, with annual reports in English as well as summaries in English or an English version of all notices of shareholders' meeting and other reports and communications that we generally make available to our shareholders. Our annual reports include a review of our operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP. You may read these reports and other documents at The Bank of New York's Corporate Trust Office at 101 Barclay Street, New York, New York 10286.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the following documents:

  •
  our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on May 2, 2005 and the Form 20-F/A amendment filed with the SEC on May 18, 2005;

  •
  our current report on Form 6-K filed with the SEC on November 8, 2005; and

  •
  certain of our current reports on Form 6-K, to the extent so identified therein, filed with the SEC after the date of this prospectus and before this offering terminates.

        This prospectus also incorporates by reference all subsequent filings that we may make pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act before this warrants offering terminates. Upon written or oral request, we will provide any person to whom this prospectus is delivered a copy of any of the documents that we have incorporated by reference into this prospectus but have not delivered with this prospectus. We will provide these documents at no cost to the person who requests them. You should send any request for documents to Genesys Conferencing, 1861 Wiehle Avenue, Reston, VA 20190, Attention: Patrick Janel, Assistant General Counsel (Tel. 1-703-736-7173).

LEGAL MATTERS

        The validity of the new ADSs, new ordinary shares and other legal matters governed by U.S. and French law will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, United States and French counsel for Genesys S.A.

EXPERTS

        The consolidated financial statements of Genesys S.A. for each of the three years in the period ended December 31, 2004 included and incorporated by reference in this prospectus have been audited by Ernst & Young Audit, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon their report given on the authority of these firms as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a limited liability company (société anonyme) organized under the laws of France, and many of our directors and officers reside outside the United States. In addition, a substantial portion of our assets are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

        We maintain liability insurance for our directors and officers, including insurance against liabilities under the Securities Act.

Item 9. Exhibits.

(a)	Exhibits. Attached hereto are the following exhibits:
4.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).
4.2	Form of Warrant Agency Agreement.*
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding the legality of the securities being registered.*
23.1	Consent of Ernst & Young Audit.
99.1	Form of Certificate evidencing ADS warrants, Exercise Form and Letter of Instruction for U.S. Holders of American Depositary Receipts.*
99.2	Purchase Guarantee Agreement between Genesys S.A. and HSBC.*
99.3	Investment Agreement among Genesys S.A., the Investors named therein and HSBC.*
99.4	Agency Agreement between Genesys S.A. and HSBC.*
99.5	Registration Rights and Cooperation Agreement between Genesys S.A. and the Investors named therein.*

*
To be filed by amendment

Item 10. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Genesys S.A. pursuant to the provisions set forth or described in this registration statement, or otherwise, Genesys S.A. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Genesys S.A. of expenses incurred or paid by a director, officer or controlling person of Genesys S.A. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Genesys S.A. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Form F-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montpellier, France, on December 15, 2005.

Genesys S.A.
By	/s/ FRANÇOIS LEGROS François Legros Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Form F-3 has been signed by the following persons in the capacities indicated on December 15, 2005.

By:	/s/ FRANÇOIS LEGROS François Legros Chairman and Chief Executive Officer	By:	/s/ THOMAS ABBOTT Thomas Abbott Member of the Board of Directors
By:	/s/ MICHAEL SAVAGE Michael Savage Chief Financial Officer	By:	/s/ DAVID DETERT David Detert Member of the Board of Directors
By:	/s/ ROCHELLE ROBERTSON Rochelle Robertson Authorized U.S. Representative	By:	/s/ PATRICK S. JONES Patrick S. Jones Member of the Board of Directors
		By:	/s/ FRÉDÉRIC SPAGNOU Frédéric Spagnou Member of the Board of Directors

INDEX TO EXHIBITS

Exhibit	Description
4.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).
4.2	Form of Warrant Agency Agreement.*
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding the legality of the securities being registered.*
23.1	Consent of Ernst & Young Audit.
99.1	Form of Certificate evidencing ADS warrants, Exercise form and Letter of Instruction for U.S. Holders of American Depositary Receipts.*
99.2	Purchase Guarantee Agreement between Genesys S.A. and HSBC.*
99.3	Investment Agreement among Genesys S.A., the Investors named therein and HSBC.*
99.4	Agency Agreement between Genesys S.A. and HSBC.*
99.5	Registration Rights and Cooperation Agreement between Genesys S.A. and the Investors named therein.*

*
To be filed by amendment

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Listings
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY OF THE WARRANTS OFFERING Timetable for the Warrants Offering
RISK FACTORS
THE OFFER AND LISTING
EXCHANGE RATE INFORMATION
CAPITALIZATION AND INDEBTEDNESS
USE OF PROCEEDS
RECENT DEVELOPMENTS
THE RECAPITALIZATION
THE WARRANTS OFFERING
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 8. Indemnification of Directors and Officers.
  Item 9. Exhibits.
  Item 10. Undertakings.
SIGNATURES
INDEX TO EXHIBITS